Mail Stop 3561

April 3, 2007

Via U.S. Mail
Edward F. Tancer, Esq.
700 Universe Boulevard
Juno Beach, Florida 33408

**Re:** **Florida Power & Light**
**Registration Statement on Form S-3**
**Filed March 16, 2007**
**File No. 333-141357**

Dear Mr. Tancer:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below.  Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure.  After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Registration Statement on Form S-3**

General

1. In the next amendment, please add the issuing entity (FPL Recovery Funding LLC) as a co-registrant to this filing using the appropriate SIC code for the issuing entity (6189).

2.  We note your disclosure that the indenture is structured so that you operate as a master trust. We further note your disclosure under the section "Allocation among Series" in which you state that each series of bonds will be issued under a separate indenture and will be secured by its own property. It is unclear whether this transaction is consistent with the definition of asset-backed security. Please provide us with a detailed legal analysis as to why this arrangement is consistent with the definition of an asset-backed security. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518.

3.  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

4.  Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed pursuant to the 1934 Act requirements.

5.  Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

6.  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all phrase noted above.

7.  Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

8.  Please revise your disclosure to provide static pool disclosure as required by Item 1105 of Regulation AB or tell us why it is not material.

Cover

9.  Please use the terminology set forth in Regulation AB with respect to the parties

involved in the transaction. For example, you refer to the "seller" throughout the document when it appears that you maybe be referring to the depositor. In addition, please identify the depositor in the transaction. Refer to Item 1102(a) and Item 1103(a)(1) of Regulation AB and revise throughout your document as appropriate.

Summary of Terms, page S-2

10. Clearly identify any securities, if any, issued in the same transaction or residual or equity interests in the transaction that are not being offered by the prospectus. See Item 1103(a)(3)(i) of Regulation AB.

11. We note on page S-5 that you may acquire additional rate stabilization property and issue one or more additional series of bonds which are backed by such property. Please confirm that additional issuances of securities will be registered on separate registration statements.

Base Prospectus

Third-Party Credit Enhancement, page 39

12. Please revise this section to discuss all third-party credit enhancements you may implement. As noted in our comment above, all possible credit enhancements must be discussed in the base prospectus.

Annual Report of Indenture Trustee; Annual Compliance Statement, page 53

13. Please revise your disclosure to accurately reflect the reporting requirements under Securities Act Rule 15d-18. Clarify that you will file an assessment report, attestation report and servicer compliance statement. Refer to Instructions to Items 1122 and 1123 of Regulation AB.

Part II

14. In the next amendment, please provide us with a copy of the servicing agreement marked to show changes for compliance with Regulation AB. As applicable, please revise to update your disclosure in the section "Servicing Standards and Covenants" on page 69 of the base.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc:     <u>via Fascimile</u>
        Eric Tashman, Esq.
        Sidley Austin LLP
        (415) 772-7400